April 6, 2007

Mr. John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: SCBT Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2006 filed March 15, 2007 (file no. 001-12669)

Dear Mr. Nolan:

We are hereby responding to the letter from the Securities and Exchange Commission (“SEC”) dated April 5, 2007 (the “Request Letter”) related to its review of the Company's Form 10-K for the fiscal year ended December 31, 2006, filed March 15, 2007, and request for certain information.

Below we have outlined our response to the Request Letter. For your convenience, we have restated the SEC's comment prior to our response.

1) We note your supplemental response to comment one of our letter dated March 23, 2007. To facilitate trend analysis and to provide comparability among periods, please confirm to us that in future filings you will quantify your estimate of AOP charge-offs for the prior periods.

RESPONSE:

In future filings, we will quantify our estimate of AOP charge-offs for the prior periods to facilitate trend analysis and to provide comparability among periods.

Please contact the undersigned at (803) 765-4630 with any questions regarding this letter. Thank you.

Sincerely,

/s/ John C. Pollok
John C. Pollok
Chief Financial Officer

cc: William T. Pouncey, CPA, Partner, J.W. Hunt and Company, LLP